Exhibit 99.3

January 27, 2011

James C. Dyer
Blueknight Energy Partners, G.P., L.L.C.
c/o Vitol Inc.
1100 Louisiana Street
Suite 5500
Houston, TX 77002-5255

Dear Mr. Dyer:

We have reviewed your response to our letter dated January 5, 2011, and we remain disappointed that Blueknight Energy Partners, L.P. is unilaterally proceeding with Phase I of the Global Transaction Agreement (“GTA”) in its current form.

Additionally, we wish to clarify two issues raised in your reply.  First, we are perplexed as to why you sent one letter addressed to both Solus Alternative Asset Management, L.P. and ourselves.  As you should know, we are in no way affiliated with Solus.  We have never met with anyone from that organization, and our actions are completely independent from those of Solus.  Any attempt to link or join us together is inappropriate.

Second, you assert that we were “more than welcome to have submitted proposals for restructuring of the Partnership.” This is a complete misrepresentation of the facts.  We met with you and Mr. Duke Ligon (Chairman of the Board of Directors of the Partnership) at the Dallas Petroleum Club on March 24, 2010 to discuss a potential restructuring.  All parties agreed upon the importance of addressing the high levels of debt at Blueknight, significant arrearages on the common units, and value of the subordinate units.  However, neither party suggested or provided any concrete recommendations at that time, nor at any time were we offered the ability to submit a proposal to you.

We believe that we were clear in expressing our interest to contribute intellectually and financially to any restructuring that would promote the long-term interests of all parties.  We were told that the Partnership was evaluating various restructuring alternatives, and management would contact us and other large unitholders in the near future to discuss possible solutions.  When asked if we wanted to execute a Confidentiality Agreement at the time, we declined on the basis that we wanted to have a better understanding of management’s intentions prior to signing a lock-up.  You claimed that you understood our decision and would respond within a month.

After our meeting, we made several attempts to contact you, Mr. Ligon, and Blueknight’s CFO, Alex Stallings, for updates on the restructuring plans.  We were always told that plans were moving along nicely and that we would have an update soon.  No sane observer of these discussions would have ever envisioned that your response would be the entirely one-sided GTA that you and Charlesbank have proposed.

In conclusion, we were never allowed to have input on the restructuring, despite what you assured us at our lunch and what you implied in your response to our letter.  This is certainly no way to treat current investors or regain credibility in the capital markets.

Best Regards,

/s/ Jerry Swank
Jerry Swank
Founder and Managing Partner
Swank Capital, LLC

CC:
Jon M. Biotti
CB-Blueknight, LLC
c/o Charlesbank Capital Partners
200 Clarendon Street, 54th Floor
Boston, MA 02116